SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2010

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                         Internet Gold-Golden Lines Ltd.

6-K Item
--------

On February 4, 2010, Internet Gold-Golden Lines Ltd. (the "Company") announced that its board of directors has elected Amikam Shorer and Felix Cohen to serve as directors until the next annual meeting of shareholders.

Mr. Shorer has served as an Executive Vice President of the Eurocom Group since 2005, and also serves as a director and/or officer of various other companies within the Eurocom Group including, Satcom Systems Ltd (as chairman of the board of directors), Gaya Com Ltd, Gilat Satcom Ltd., D.B.S. Satellite Services (1998) Ltd., Space Communication Ltd., Satcom Systems Ltd., IP Planet Network Ltd., Eurocom Capital Underwriting Ltd and E.G.R.E Ltd. Mr. Shorer has served as the chief executive officer of Sahar Investments Ltd., also a member of the Eurocom Group since 2008. Mr. Shorer holds a B.A. in Law from Bar-Ilan University.

Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group including, E.G.R.E Ltd., Sahar Investments Ltd and D.M Engineering (3000) Ltd.

On February 4, 2010, the Company was notified by Ms. Aliza Schloss that she is resigning as a member of the board of directors effective immediately. Ms. Schloss served as a director of the Company since July 2005. The Company thanks Ms. Schloss for her dedication and contributions to the Company as a member of its board of directors.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       INTERNET GOLD-GOLDEN LINES LTD.
                                              (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: February 8, 2010